Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

January 29, 2019

Fresenius Medical Care and NxStage extend merger end-date due to government shutdown

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced that the company has extended the end-date under the merger agreement with NxStage Medical, Inc. (“NxStage”) to account for the interruption of the Federal Trade Commission’s (“FTC”) review of the transaction during the recent U.S. government shutdown. The merger agreement’s end-date has been extended to August 6, 2019, or such earlier date on which there has been 60 consecutive days of full funding of the FTC’s operations.

Fresenius Medical Care has already signed a consent decree that was proposed by the Staff of the FTC and that remains subject to approval by the FTC Commissioners. Under the terms of the consent decree, Fresenius Medical Care would divest the NxStage bloodlines business to B. Braun Medical to address the comments from FTC Staff.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,872 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 329,085 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory approval, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.